Ex. 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Chemtura Corporation:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-123857) pertaining to the Chemtura Corporation Employee Savings Plan of Chemtura Corporation of our report dated June 22, 2011 relating to the statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2010, and the related schedules, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 22, 2011